DK SINOPHARMA, INC.
Dongxing Building, 4th Floor
No.1 Xinke Road,
Xi’an, the People’s Republic of China 710043

December 7, 2010

Securities and Exchange Commission
100 F Street, N.E., Stop 3720
Washington, D.C. 20549
Attn: Jim Rosenberg

Re:          DK Sinopharma, Inc.
Form 10-K for the Fiscal Year ended September 30, 2009
Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
File No. 333-156302

Ladies and Gentlemen:

This letter responds to comments contained in the Staff letter, dated November 17, 2010, addressed to Ms. Yanhong Ren, the Chief Financial Officer of DK Sinopharma, Inc. (the “Company”), with respect to the Company’s above-referenced filings.

We have replied below to the Staff’s comments, numbered to relate to the corresponding comments in your letter.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2010

Note 1 – Organization, page F-5

1.
Please refer to your response to comment four and your revised disclosures. Your revised disclosure does not describe how the reverse acquisition was accounted for as requested in our original comment. Please revise your disclosure to describe the accounting treatment, including the fact that the historical financial statements are those of the accounting acquirer and that per share amounts have been retroactively adjusted to reflect the merger.

RESPONSE:

We will revise our disclosure for Note 1 in future filings to read as follows:

DK Sinopharma, Inc. ("the Company") (formerly named Virtual Closet, Inc.) was incorporated on July 22, 2008 in the state of Nevada.  Dong Ke Pharmaceuticals, Inc. (“Dongke”) was incorporated in the state of Delaware on December 11, 2009.  Dongke formed Yangling Slovan Pharmaceuticals Co., Ltd (“Slovan” or “WFOE”) on January 25, 2010.  Slovan is a wholly foreign-owned enterprise (“WFOE”) incorporate in the People’s Republic of China (“PRC”) and is a wholly-owned subsidiary of Dongke.

On May 10, 2010, the Company completed its merger with Dongke in accordance with a  Share Exchange Agreement (the “Agreement”).  Pursuant to the Agreement, the Company issued 1,941,818 shares of its common stock in exchange for 100% of the outstanding shares of Dongke.  This Share Exchange Transaction (the “Transaction”) is being accounted for as a reverse acquisition.  In accordance with the Accounting and Financial Reporting Interpretations and Guidance prepared by the staff of the U.S. Securities and Exchange Commission, the Company (the legal acquirer) is considered the accounting acquiree and Dongke (the legal acquiree) is considered the accounting acquirer for accounting purposes.  Subsequent to the Transaction, the financial statements of the combined entity will, in substance, be those of Dongke.  The assets, liabilities and historical operations prior to the Transaction will be those of Dongke.  Subsequent to the date of the Transaction, Dongke is deemed to be a continuation of the business of the Company.  Therefore, post-exchange financial statements will include the combined balance sheet of the Company and Dongke, the historical operations of Dongke and the operations of the Company and Dongke from the closing date of the Transaction forward.

In January 2010, WFOE entered into an Agreement on Entrustment for Operation and Management, an Exclusive Option agreement, a Shareholders’ Voting Proxy Agreement and an Agreement on Share Pledge Agreement (collectively, the “Control Agreements”) with Yangling Dongke Maidisen Pharmaceuticals Co., Ltd. (“Maidisen”) and its shareholders through which the Company operates the restricted businesses.  Pursuant to the Control Agreements, the Company exercises control over the operations and business of Maidisen through WFOE.  Furthermore, the Company shall receive all net profits and assume all operational losses of Maidisen through WFOE.

The following are brief descriptions of the Control Agreements:

(1)
Agreement on Entrustment for Operation and Management. The domestic companies, Maidisen and WFOE, have entered into an Entrusted Management Agreement, which provides that WFOE will be fully and exclusively responsible for the management of Maidisen. As consideration for such services, Maidisen has agreed to pay WFOE the management fee during the term of this agreement and the management fee shall equal to Maidisen’s earnings before tax. Also, WFOE will assume all operating risks related to this entrusted management service to Maidisen and bear all losses of Maidisen.

(2)
Exclusive Option Agreement. All the shareholders of Maidisen as well as Maidisen have entered into an Exclusive Option Agreement with WFOE, which provides that WFOE will be entitled to acquire such shares form the current shareholders upon certain terms and conditions. Meanwhile, WFOE will be entitled an irrevocable exclusive purchase option to purchase all or part of the assets and business of Maidisen, if such a purchase is or becomes allowable under PRC laws and regulations. The Exclusive Option Agreement also prohibits the current shareholders of Maidisen as well as Maidisen from transferring any portion of their equity interests, business or assets to anyone other than WFOE. WFOE has not yet taken any corporate action to exercise this right of purchase, and there is no guarantee that it will do so or will be permitted to do so by applicable law at such times as it may wish to do so.

(3)
Shareholders’ Voting Proxy Agreement. All the shareholders of Maidisen have executed a Shareholders’ Voting Proxy Agreement to irrevocably appoint the persons designated by WFOE with the exclusive right to exercise, on their behalf, all of their Voting Rights in accordance with the laws and Maidisen’s Articles of Association, including but not limited to the rights to sell or transfer all or any of their equity interests of Maidisen, and to appoint and elect the directors and Chairman as the authorized legal representative of Maidisen. This agreement can only be terminated prior to the completion of acquisition of all of the equity interests in, or all assets or business of Maidisen.

(4)
Share Pledge Agreement. WFOE and the shareholders of Maidisen have entered into a Share Pledge Agreement, pursuant to which all shareholders pledge all of their shares (100%) of Maidisen, as appropriate, to WFOE. If Maidisen or any of its respective shareholders breaches its respective contractual obligations in the “Entrusted Management Agreement”, “Exclusive Option Agreement” and “Shareholders’ Voting Proxy Agreement”, WFOE as Pledge, will be entitled to certain rights to foreclose on the pledged equity interests. Such Maidisen shareholders cannot dispose of the pledged equity interests or take any actions that would prejudice WFOE’s interests.

Except as disclosed above, there are no arrangements that could require WFOE to provide financial support to Maidisen, including events or circumstances that could expose WFOE to a loss.  As stated in the disclosure of the Control Agreements between WFOE and Maidisen, WFOE has rights to acquire any portion of the equity interests of Maidisen.  Also, WFOE may allocate its available funds to Maidisen for business purpose.  There are no fixed terms of such arrangements.

The Control Agreements provide that WFOE has controlling interest in Maidisen as defined by generally accepted accounting principles in the United States of America (US GAAP).  Based upon US GAAP, Maidisen is considered an entity controlled by contract.  Therefore, the related accounts are recorded at carrying value and consolidated with WFOE and ultimately, with the Company.

The Company, through its subsidiaries and control agreements with Maidisen, is engaged in the business of developing and marketing over-the-counter ("OTC") pharmaceutical products based on traditional Chinese medicines designed to address a variety of diseases and conditions.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-10

2.
Please refer to your response to comment five and your revised disclosures. Please expand your disclosure to clarify when title passes to the customer and to address all of the revenue recognition criteria of ASC 605-10-S99-1.

RESPONSE:

We hereby undertake to revise our disclosure in our quarterly report on Form 10-Q for the period ended June 30, 2010 and on future filings to read as follows: “Revenues are recognized at such time as title passes.  This could be at time of shipment when the Company uses 3rd parties or upon delivery when the Company delivers goods directly to the customer.  Shipping costs are included in manufacturing cost of sales.  The Company believes that recognizing revenue at these times are appropriate because the Company’s sales policies meet the four criteria of SEC’s Staff Accounting Bulletin No. 104, which are: (i) persuasive evidence that an arrangement exists, (ii) delivery has occurred, (iii) the seller’s price to the buyer is fixed and determinable and (iv) collectability is reasonably assured.

Note 8 – Warrants, page F-13

3.
Please refer to your response to comment nine. You disclose that the fair value of the warrants was $77,568. Please explain the difference between this amount and the $71,358 recorded on the balance sheet and confirm what the fair value of the warrant liability was as of June 30, 2010. The amount recorded as the derivative expense on the statement of income should represent the change in fair value of the warrant during the period. Therefore, please explain why the amounts recorded on the balance sheet and the statement of income of $71,358 are the same. Also, please explain to us why you have classified stock compensation within the derivative line item pursuant to your response to our comment number one. Finally, please explain why the amounts included in the table in Note 9 for derivative expense and derivative liability are not equal yet the amounts recorded on the balance sheet and income statement are both $71,358.

RESPONSE:

The $77,568 disclosed in the footnotes is a typographical error; it should have been $71,358.  As the warrants were issued during 2010, there is no variance between the fair value recorded on the balance sheet and the derivative expense shown on the income statement.  The variance in the disclosure has been corrected in the Company’s Form 10-Q for the period ended September 30, 2010.

Note 15 – Restatement, page F-14

4.
In accordance with ASC 250-10-50, please disclose the effect of the correction on each individual financial statement line item. For example, you should disclose the impact on the balance sheet as well as the impact to other income (expense). Please disclose the nature of the error similar to your explanation included in the Item 4.02 Form 8-K filed on November 3, 2010 to clarify that the accounting treatment was a result of the fact that the denominated currency of the strike price of the warrants is different from the entity's functional currency.

RESPONSE:

We hereby undertake to revise our June 30, 2010 unaudited financial statement disclosure for Note 15 to the following:

The accompanying consolidated balance sheet, statement of cash flows and statement of stockholders’ equity as of, and for the six months ended, June 30, 2010 and the statement of income for the three and six months ended June 30, 2010 have been restated for the following matter:

(i) The warrants issued in May 2010 carry a strike price exercisable in US dollars which is different from the entity’s functional currency which is the Renminbi.  Therefore, the warrants should have been treated as a liability (See Note 8) rather than as equity.  Therefore, we have restated the financial statements to correct this error.  The net effect of this reclassification is as follows:

-	Increase in the Company’s reported derivative liability at June 30, 2010 by $71,358; from $0 to $71,358.
-	Increase in the Company’s reported additional paid in capital at June 30, 2010 by $45,549; from $10,310,340 to $10,355,889.
-	Increase in the Company’s reported retained earnings at June 30, 2010 by $25,809; from $7,158,728 to $7,184,537.
-	Decreased the Company’s reported stock based compensation cost for the three and six months ended June 30, 2010 by $45,549 each; from $45,549 to $0 each.
-	Increased the Company’s reported income from operations for the three and six months ended June 30, 2010 by $45,549 each; from $878,269 to $923,818 and $2,918,155 to $2,963,704, respectively.
-	Increased the Company’s reported derivative expense for the three and six months ended June 30, 2010 by $71,358; from $0 to $71,358.
-	Decreased the Company’s reported net income for the three and six months ended June 30, 2010 by $25,809 each; from $1,021,328 to $995,519 and $2,995,848 to $2,970,039, respectively.
-	None of these changes had any effect on the Company’s reported earnings per share for either the three or six months ended June 30, 2010.

5.	We note that the amount disclosed for the correction for warrant accounting is $25,809. Please explain to us how the original amount recorded of $45,549 was calculated.

RESPONSE:

The original $45,549 was calculated utilizing the assumptions disclosed as follows: average risk-free interest rate – 2.27%; expected life -1-3 years; expected volatility - 105.1%; and expected dividends – nil.  However, when preparing the calculation, there was a numeric transposition causing the incorrect fair value.

Management's Discussion and Analysis or Plan of Operations, page 5

6.
Please refer to your response to comment 14. Please revise your disclosure to clarify that you do not provide for the option of product returns, chargebacks, rebates, or any other discount and allowances.

RESPONSE:

We hereby undertake to revise our disclosure in our Form 10-Q for the period ended June 30, 2010 to include the following in the in overview section of MD&A:

"Our products are sold to distributors who distribute our products to the public as well as through representatives that we employ.We do not provide for the option of product returns, charge-backs, rebates, or any other discount are allowance."

Results of Operations

Other Income, page 10

7.
Please refer to your response to comment 16. Please revise the name of the line item on your statement of cash flows for 'bad debt recoveries' so that it is clear that this does not relate to a bad debt provision for accounts receivable.

RESPONSE:

We have changed the line item on our statement of cash flows from "bad debt recoveries" to "recoveries of deposits paid to suppliers" in our Form 10-Q for the period ended September 30, 2010.

8.	Please revise your disclosure to include an explanation for the change in the derivative expense line item.

RESPONSE:

We hereby undertake to revise our Form 10-Q for the period ended June 30, 2010 to include the following additional disclosure after the Other income section in our Results of Operations:

Derivative expense

The derivative expense of $71,358 for the three months and six months ended June 30, 2010 represent change in fair value of the accounts issued.

*    *    *

In connection with the Company’s responses to the above comments, the Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments and/or questions, please contact the undersigned at (011-86) 29-8224-7500or Marc J. Ross, Esq. at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Sincerely,

/s/ YanhongRen

YanhongRen
Chief Financial Officer

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